Exhibit (a)(1)(G)

Supplement to Offer to Purchase for Cash

All Outstanding Shares of Common Stock

(Including the Associated Preferred Share Purchase Rights)

of

Human Genome Sciences, Inc.

at

$14.25 Net Per Share

by

H. Acquisition Corp.

A Wholly Owned Subsidiary of

GlaxoSmithKline plc

THE OFFER (AS EXTENDED) AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT,

NEW YORK CITY TIME, AT THE END OF THE DAY ON FRIDAY JULY 27, 2012,

UNLESS THE OFFER IS FURTHER EXTENDED.

H. Acquisition Corp. (the “Purchaser”), a Delaware corporation and a wholly owned subsidiary of GlaxoSmithKline plc, a public limited company organized under the laws of England and Wales (“GSK”), is offering to purchase all outstanding shares of common stock, par value $0.01 per share (together with the associated preferred share purchase rights, the “Shares”), of Human Genome Sciences, Inc., a Delaware corporation (“HGS”), at a price of $14.25 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of May 10, 2012 (as subsequently amended and supplemented from time to time, the “Offer to Purchase”) as modified by this Supplement to the Offer to Purchase (this “Supplement”) and the related letter of transmittal that accompanies the Offer to Purchase (as subsequently amended and restated from time to time, the “Letter of Transmittal”) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

On July 16, 2012, the Purchaser, GSK and HGS entered into an Agreement and Plan of Merger (the “merger agreement”). The purpose of this Supplement is to advise stockholders of HGS that, pursuant to the merger agreement, the Offer has been amended and supplemented as follows:

•

Increased Price. The price per Share to be paid in the Offer has been increased from $13.00 per Share to $14.25 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer. All Shares tendered and purchased pursuant to the Offer (including any Shares previously tendered) will receive the increased price.

•	Extended Expiration Date. The Expiration Date of the Offer has been extended to 12:00 midnight, New York City time, at the end of the day on Friday, July 27, 2012.

•

Minimum Tender Condition. The consummation of the Offer remains conditioned upon, among other things, there being validly tendered and not withdrawn before the expiration of the Offer a number of Shares which, together with the Shares then owned by GSK and its subsidiaries, represents at least a majority of the total number of Shares outstanding on a fully diluted basis. The consummation of the Offer is not conditioned on the Purchaser obtaining financing.

•

Merger. If the Purchaser purchases Shares in the Offer and the other conditions to the Merger (as described below) are satisfied or waived, GSK will effect the Merger as promptly as practicable in accordance with the terms of the merger agreement at the same per Share price paid in the Offer. No further action by any public stockholder of HGS will be required to consummate the Merger.

This transaction has not been approved or disapproved by the Securities and Exchange Commission (“SEC”) or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this document. Any representation to the contrary is a criminal offense.

The Offer to Purchase, this Supplement and the related Letter of Transmittal contain important information, and you should carefully read each in their entirety before making a decision with respect to the Offer.

The Dealer Managers for the Offer are:

Lazard Frères & Co. LLC	Morgan Stanley & Co. LLC

JULY 19, 2012

SUMMARY TERM SHEET

The information contained in the Summary Term Sheet of the Offer to Purchase is hereby amended and restated in its entirety as follows:

H. Acquisition Corp. (the “Purchaser”), a Delaware corporation and a wholly owned subsidiary of GlaxoSmithKline plc, a public limited company organized under the laws of England and Wales (“GSK”), is offering to purchase all outstanding shares of common stock (the “Common Stock”), par value $0.01 per share, of Human Genome Sciences, Inc., a Delaware corporation (“HGS”) together with the associated preferred share purchase rights (the “Rights” and, together with the Common Stock, the “Shares”) for $14.25 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, this Supplement and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The following are some of the questions you, as a HGS stockholder, may have and answers to those questions. You should carefully read the Offer to Purchase, this Supplement and the related Letter of Transmittal, and HGS’s Schedule 14D-9 (as amended) in their entirety because the information in this summary term sheet is not complete and additional important information is contained in the Offer to Purchase, this Supplement, the Letter of Transmittal and HGS’s Schedule 14D-9. GSK and the Purchaser have included cross-references in this summary term sheet to sections of the Offer to Purchase where you will find more complete descriptions of the topics mentioned below.

In the Offer to Purchase, and this Supplement, unless the context requires otherwise the terms “we,” “our” and “us” refer to GSK and its subsidiaries collectively.

Who is offering to buy my securities?

The Purchaser, H. Acquisition Corp., is a Delaware corporation formed for the purpose of making this Offer to acquire all of the outstanding Shares of HGS. The Purchaser is a wholly owned subsidiary of GSK, a public limited company organized under the laws of England and Wales. GSK is a major global healthcare group engaged in the creation and discovery, development, manufacture and marketing of pharmaceutical products, including vaccines and over-the-counter (OTC) medications and health-related consumer products. See “The Offer — Section 9” of the Offer to Purchase.

What securities are you offering to purchase?

We are offering to acquire all of the outstanding Shares of HGS. See “Introduction” of the Offer to Purchase.

Why did you amend the Offer?

On July 16, 2012, the Purchaser, GSK and HGS entered into an Agreement and Plan of Merger (the “merger agreement”), pursuant to which we agreed to amend our $13.00 per Share Offer to increase the offer price to $14.25 per share and eliminate certain conditions to the Offer. The Offer remains subject to the condition that there be a number of Shares validly tendered and not withdrawn prior to the expiration of the Offer, which, together with the Shares then owned by GSK and its subsidiaries, represents at least a majority of the total number of Shares outstanding on a fully diluted basis. If the Offer is completed, GSK has agreed to, subject to the satisfaction of certain conditions, consummate the Merger (as defined in the merger agreement), in which all remaining public stockholders will receive the same per share cash price as that paid for a Share in the Offer (subject to their appraisal rights described under “The Offer — Section 15 — Appraisal Rights” in the Offer to Purchase).

How much are you offering to pay for my Shares and what is the form of payment?

We are offering to pay $14.25 per Share net to you, in cash, without interest and less any required withholding taxes. If you are the record owner of your Shares and you directly tender your Shares to us in the Offer, you will not be required to pay brokerage fees or similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee, and your broker, dealer, commercial bank, trust company or other nominee tenders your Shares on your behalf, it may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. See “Introduction” of the Offer to Purchase.

Why are you making the Offer?

We are making the Offer because we want to acquire the entire equity interest in HGS. See “The Offer — Section 12” of the Offer to Purchase.

Do you have the financial resources to pay for the Shares?

Yes. We expect to fund all payments by the Purchaser through a loan or investment to the Purchaser from GSK or another subsidiary of GSK, which GSK or such other subsidiary of GSK will provide from cash on hand and/or cash generated from general corporate activities. The consummation of the Offer is not conditioned upon any financing arrangements. See “The Offer — Section 10” of the Offer to Purchase.

Is your financial condition material to my decision to tender in the Offer?

We do not believe our financial condition is relevant to your decision whether to tender your Shares and accept the Offer because (a) the Offer is being made for all outstanding Shares solely for cash, (b) the Offer is not subject to any financing condition, (c) if we consummate the Offer, we will seek to acquire all remaining Shares in the Merger, and (d) GSK has, and will arrange for the Purchaser to have, sufficient funds to purchase all Shares validly tendered and not properly withdrawn in the Offer and to acquire the remaining outstanding Shares (including Shares issuable upon exercise of outstanding options, restricted stock units and deferred stock units) in the Merger as well as to settle repurchase and make-whole obligations with respect to HGS’s outstanding convertible notes and to pay related fees and expenses. See “The Offer — Section 10” of the Offer to Purchase.

What does the Board of Directors of HGS think of the Offer?

The board of directors of HGS (the “HGS Board”) has unanimously determined that the Offer, the Merger and the merger agreement are advisable, fair to and in the best interests of HGS and its stockholders, and has approved and adopted the merger agreement and the transactions contemplated thereby, including the Offer and the Merger.

On July 19, 2012, HGS filed the Amendment No. 12 to the Schedule 14D-9 (the “Schedule 14D-9”) with the SEC, reporting that (a) the HGS Board has unanimously determined that the merger agreement and the transactions contemplated by it are advisable, fair to and in the best interests of HGS and its stockholders and that it has approved and adopted the merger agreement and the transactions contemplated, including the Offer and the Merger and (b) the HGS Board has unanimously determined to recommend that HGS’s stockholders accept the Offer, tender their Shares in the Offer and, if required by applicable Delaware law, adopt the merger agreement. In approving the Offer, the HGS Board considered numerous factors, including the opinion of each of its financial advisors, Goldman, Sachs & Co. and Credit Suisse Securities (USA) LLC, as to the fairness from a financial point of view and as of the date of the opinion, of the $14.25 per Share consideration to be paid to holders of Shares (other than GSK and its affiliates), which are summarized in and attached as exhibits to HGS’s Schedule 14D-9. A description of the HGS Board’s other reasons for approving the Offer and the Merger is also set forth in HGS’s Schedule 14D-9. See “The Offer — Section 11” of the Offer to Purchase.

What are the associated preferred share purchase rights?

According to HGS’s public filings, the preferred share purchase rights were issued pursuant to the Rights Agreement, dated as of May 16, 2012, between HGS and American Stock Transfer and Trust Company, LLC, as

Rights Agent (the “Rights Agreement”). Shareholder rights agreements, often referred to as “poison pills”, are anti-takeover devices established by companies to deter unsolicited takeover attempts. Under the Rights Agreement, HGS stockholders were issued the Rights, which upon the occurrence of certain triggering events, would permit shareholders who are not affiliated with an acquiring person (as defined in the Rights Agreement) to purchase HGS’s Common Stock at a discount or instead, if so elected by the HGS Board, to exchange the Rights at an exchange ratio of one share of Common Stock, or one one-hundredth of a share of a new series of preferred stock, per Right.

Pursuant to the merger agreement, the HGS Board has agreed to take all necessary action to render the Rights Agreement inapplicable to the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the merger agreement. Effective July 16, 2012, HGS amended the Rights Agreement in order to render the Rights Agreement inapplicable to the merger agreement and the transactions contemplated thereby, including the Offer, the Merger and the Top-Up Option (as defined below).

How long do I have to decide whether to tender in the Offer?

You have until the Expiration Date of the Offer to tender. The Offer currently is scheduled to expire at 12:00 midnight, New York City time, at the end of the day on July 27, 2012. Pursuant to the terms of the merger agreement, if any of the conditions to the Offer is not satisfied or waived on the Expiration Date of the Offer, we may extend the Offer, from time to time on one or more occasions in consecutive increments of up to ten business days (or such longer period as the parties may agree). We may also extend the Offer from time to time, for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer. If requested by HGS, we are required to extend the Expiration Date of the Offer (a) for consecutive increments of up to ten business days each if the offer conditions with respect to the absence of a legal restraint that would impede our ability to consummate the Offer has not been satisfied or waived, but is reasonably expected to be satisfied prior to September 30, 2012 and (b) for consecutive increments of up to five business days (or such longer period as the parties may agree) each, if all of the offer conditions have been satisfied, except that the minimum tender condition or either of the offer conditions with respect to the absence of a breach by HGS of the representations and warranties and covenants of HGS under the merger agreement has not been satisfied or waived. Under certain circumstances, we are not required to extend the Offer for an aggregate period of time of more than 20 business days (or once for 10 business days if all of the offer conditions have been satisfied other than the minimum tender condition). Notwithstanding the foregoing, we are not required or permitted (without the consent of HGS) to extend the Offer beyond September 30, 2012. If the Offer is extended, we will issue a press release announcing the extension at or before 9:00 a.m., New York City time, on the next business day after the date the Offer was scheduled to expire. See “The Offer — Section 1” of the Offer to Purchase.

We may elect to provide a “subsequent offering period” for the Offer. A subsequent offering period, if one is provided, will be an additional period of time beginning after we have accepted for payment Shares tendered during the Offer, during which stockholders may tender, but not withdraw, their Shares and receive the offer price. We do not currently intend to include a subsequent offering period, although we reserve the right to do so. See “The Offer — Section 1” of the Offer to Purchase.

What are the most significant conditions to the Offer?

The consummation of the Offer is conditioned upon, among other things, there being validly tendered and not withdrawn before the expiration of the Offer a number of Shares which, together with the Shares then owned by GSK and its subsidiaries, represents at least a majority of the total number of Shares outstanding on a fully diluted basis. Other conditions to the Offer are described under “The Merger Agreement — Conditions to the Offer” of this Supplement and under “The Offer — Section 14” of the Offer to Purchase.

The consummation of the Offer is not conditioned on the Purchaser obtaining financing.

How will I be notified if the Offer is extended?

If we decide to extend the Offer, we will inform Computershare Inc., the Depositary for the Offer, of that fact and will make a public announcement of the extension, no later than 9:00 a.m., New York City time, on the next business day after the date the Offer was scheduled to expire. See “The Offer — Section 1” of the Offer to Purchase.

How do I tender my Shares?

To tender Shares, you must deliver the certificates representing your Shares, together with a completed Letter of Transmittal and any other required documents, to the Depositary for the Offer, or tender such Shares pursuant to the procedure for book-entry transfer set forth in “The Offer — Section 3 — Book-Entry Transfer” of the Offer to Purchase, not later than the time the Offer expires. If your Shares are held in street name by your broker, dealer, bank, trust company or other nominee, such nominee can tender your Shares through The Depository Trust Company. If you cannot deliver everything required to make a valid tender to the Depositary before the expiration of the Offer, you may have a limited amount of additional time by having a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange Medallion Signature Program (MSP), guarantee, pursuant to a Notice of Guaranteed Delivery, that the missing items will be received by the depositary within three NASDAQ Stock Market (“NASDAQ”) trading days. However, the Depositary must receive the missing items within that three-trading-day period. See “The Offer — Section 3” of the Offer to Purchase.

If I tendered my shares before the offer price was increased to $14.25 per share, do I have to do anything now?

No. Shares previously validly tendered and not withdrawn constitute valid tenders for purposes of the Offer. Stockholders who have already tendered their Shares (or who in the future tender their Shares) using any Letter of Transmittal or Notice of Guaranteed Delivery will be deemed to have tendered (or be tendering) pursuant to the Offer and will receive the increased offer price per Share described in this Supplement if Shares are accepted for payment and paid for pursuant to the Offer. See “Introduction” and “The Offer — Section 3” of the Offer to Purchase.

Until what time can I withdraw tendered Shares?

You can withdraw tendered Shares at any time until the Expiration Date of the Offer, which is July 27, 2012 (unless extended), and, following such Expiration Date, you can withdraw them at any time until we accept Shares for payment. You may not, however, withdraw Shares tendered during a subsequent offering period, if one is provided. See “The Offer — Section 4” of the Offer to Purchase.

How do I withdraw tendered Shares?

To withdraw tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information, to the Depositary while you have the right to withdraw the Shares. See “The Offer — Section 4” of the Offer to Purchase.

When and how will I be paid for my tendered Shares?

Subject to the terms and conditions of the Offer, we will pay for all validly tendered and not withdrawn Shares promptly after the later of the date of expiration of the Offer and the satisfaction or waiver of the conditions to the Offer set forth in “The Offer — Section 14” of the Offer to Purchase, and only if all conditions have been satisfied or waived at or prior to the expiration of the Offer.

We will pay for your validly tendered and not withdrawn Shares by depositing the purchase price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for tendered Shares will be made only after timely receipt by the Depositary of certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares as described in “The Offer — Section 3 — Book-Entry Transfer” of the Offer to Purchase), a properly completed, timely received and duly executed Letter of Transmittal (or facsimile thereof) and any other required documents for such Shares. See “The Offer — Section 2” of the Offer to Purchase.

Will the Offer be followed by a merger if all Shares are not tendered in the Offer?

If, pursuant to the Offer, we accept for payment and pay for at least that number of Shares that, when added to Shares then owned by GSK or any of its subsidiaries, shall constitute a majority of the outstanding Shares on a fully diluted basis, and the other conditions to the Merger are satisfied or waived, we have agreed to, subject to the satisfaction of certain conditions, effect the Merger in accordance with the terms of the merger agreement, in which case, the Purchaser will merge into HGS, with HGS continuing as the surviving corporation. See “The Merger Agreement” in this Supplement.

What is the “Top-Up Option” and when will it be exercised?

Under the merger agreement, if after consummation of the Offer (and any subsequent offering period), we own less than 90% of the outstanding Shares, we have the option, subject to certain limitations, to purchase from HGS the number of authorized and unissued Shares equal to the number of Shares that, when added to the number of Shares owned by us at the time of exercise of the Top-Up Option, constitutes one Share more than 90% of the Shares that would be outstanding immediately after the issuance of all Shares to be issued upon exercise of the Top-Up Option (calculated on a fully-diluted), at a price per Share equal to the price per Share paid in the Offer. The Top-Up Option cannot be exercised for a number of Shares that would exceed the number of authorized but unissued and unreserved Shares. We may exercise this option only once and only prior to the earlier to occur of September 30, 2012 or the termination of the merger agreement. If we exercise the Top-Up Option and thereby obtain ownership of 90% of the outstanding Shares, we will be able to effect a short-form merger under Delaware law, which means that we may effect the Merger without any further action by the stockholders of HGS. See “The Merger Agreement” in this Supplement.

If a majority of the Shares are tendered and accepted for payment, and the other conditions to the consummation of the Offer have been satisfied, will HGS continue as a public company?

As described above, we have agreed to, promptly following consummation of the Offer, effect the Merger in accordance with the terms of the merger agreement. If the Merger takes place, HGS will no longer be publicly owned. Even if the Merger does not take place, if we purchase all the tendered Shares, it is possible that there may be so few remaining stockholders and publicly held Shares that the Shares will no longer be eligible to be traded on a securities exchange, that there may not be an active or liquid public trading market for the Shares, and/or that HGS may cease to make filings with the SEC or otherwise cease to be required to comply with the SEC rules relating to publicly held companies. See “The Offer — Section 7” of the Offer to Purchase.

If I decide not to tender, how will the Offer affect my Shares?

As described above, if the Offer is successful, we have agreed to consummate the Merger as promptly as practicable. If the Merger is consummated, stockholders who did not tender their Shares in the Offer (other than those properly exercising their appraisal rights) will receive cash in an amount equal to the price per Share paid in the Offer. If, however, the Offer is consummated and the Merger does not take place for any reason, the number of stockholders and the number of Shares that are still in the hands of the public following consummation of the Offer may be so small that there will no longer be an active or liquid public trading market (or, possibly, any public trading market) for Shares, which may affect prices at which Shares trade. Also, as described above, HGS may cease to make filings with the SEC or to be required to comply with the SEC rules relating to publicly held companies. See “The Offer — Section 7” of the Offer to Purchase.

Are appraisal rights available in the Offer or the Merger?

Appraisal rights are not available in the Offer. Holders of Shares at the effective time of the Merger who do not vote in favor of, or consent to, the Merger and who comply with Section 262 of the DGCL will have the right to demand appraisal of their Shares. Under Section 262 of the DGCL, stockholders who demand appraisal and comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, and to receive payment of that fair value in cash, together with a fair rate of interest, if any. Any judicial determination of the fair value of Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Merger or the market value of the Shares. The value so determined could be more or less than the price per Share to be paid in the Merger. See “The Offer — Section 15 — Appraisal Rights” of the Offer to Purchase.

What is the market value of my Shares as of a recent date?

On April 18, 2012, the last full trading day before the first public announcement of our initial offer to the HGS Board to acquire HGS for $13.00 per Share in cash, the last reported sales price of the Shares reported on NASDAQ was $7.17 per Share. On July 13, 2012, the last trading day before the announcement of the merger agreement and the increase in the price per Share to be paid in the Offer to $14.25 per Share, the last reported sale price of the Shares on NASDAQ was $13.58 per Share. On July 18, 2012, the last full trading day prior to the date of this Supplement, the last reported sale price of the Shares on NASDAQ was $14.21 per Share. Please obtain a recent quotation for your Shares prior to deciding whether or not to tender. See “The Offer — Section 6” of the Offer to Purchase.

What are the material U.S. federal income tax consequences of participating in the Offer or the Merger?

In general, the receipt of cash in exchange for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. See “The Offer — Section 5” of the Offer to Purchase.

We recommend that you consult your own tax advisor to determine the tax consequences to you of participating in the Offer or the Merger in light of your particular circumstances (including the application and effect of any state, local or non-U.S. income and other tax laws).

Who can I talk to if I have questions about the Offer?

You can call D.F. King & Co., Inc., the information agent for the Offer, banks and brokerage firms at (212) 269-5550 (collect), all others at (800) 848-2998 (toll-free) or email: HGStender@DFKing.com. See the back cover of this Supplement.

THE OFFER

1.	Acceptance for Payment and Payment for Shares.

The discussion set forth in Section 2 of the Offer to Purchase is hereby amended and supplemented as follows:

Stockholders tendering their Shares may continue to use (i) the Letter of Transmittal previously circulated with the Offer to Purchase dated May 10, 2012 or (ii) the Amended and Restated Letter of Transmittal accompanying this Supplement. Stockholders tendering their Shares according to the guaranteed delivery procedures set forth in Section 3 of the Offer to Purchase may do so using the Notice of Guaranteed Delivery previously circulated with the Offer to Purchase.

Although the Letter of Transmittal and Notice of Guaranteed Delivery previously circulated refer only to the Offer to Purchase dated May 10, 2012 (and an offer price of $13.00 per Share), stockholders using such Letters of Transmittal and Notice of Guaranteed Delivery to tender their Shares will nevertheless be deemed to be tendering pursuant to the Offer and will receive the offer price of $14.25 per Share, net to the seller in cash, without interest and less any required withholding taxes, for each Share validly tendered and not properly withdrawn and accepted for payment pursuant to the Offer, subject to the terms and subject to the conditions set forth in the Offer to Purchase.

Shares previously tendered pursuant to the Letters of Transmittal previously circulated with the Offer to Purchase and not withdrawn constitute valid tenders for purposes of the Offer. Stockholders who have validly tendered and not withdrawn their Shares are not required to take any further action with respect to such Shares in order to receive the offer price of $14.25 per Share if Shares are accepted for payment and paid for by Purchaser pursuant to the Offer, except as may be required by the guaranteed delivery procedure if such procedure was utilized.

2.	Certain U.S. Federal Income Tax Consequences.

The discussion set forth in Section 5 of the Offer to Purchaser is hereby amended and supplemented as follows:

The material United States federal income tax consequences to U.S. Holders and Non-U.S. Holders of Shares which are converted into the right to receive the merger consideration in the Merger are the same as those consequences described in this section with respect to holders of Shares whose Shares are tendered and accepted for payment pursuant to the Offer.

3.	Background of the Offer; Other Transactions with HGS.

The discussion set forth under the caption “Background of the Offer” in Section 11 of the Offer to Purchase is hereby amended and supplemented as follows:

Mr. H. Thomas Watkins, President and Chief Executive Officer of HGS, contacted Sir Andrew Witty, the Chief Executive Officer of GSK, on July 10, 2012 to indicate that HGS was prepared to enter into negotiations to determine whether mutually acceptable terms for a transaction could be reached between HGS and GSK. Mr. Watkins stated his belief that the HGS Board would be open to engaging in discussions for a negotiated transaction with GSK and was focused on a value for HGS above $16.00 per Share. During subsequent calls, Mr. Watkins and Sir Andrew continued to discuss the possibility of HGS and GSK commencing negotiations for a potential transaction. Also on July 10, 2012, HGS’s and GSK’s respective legal advisors discussed the process that might arise in connection with potential negotiations.

After the close of the market on July 13, 2012, Sir Andrew contacted Mr. Watkins to indicate that GSK would be willing to enter into negotiations and to increase its offer price to $13.75 per Share subject to HGS entering into an agreement with GSK prior to the market open on July 16, 2012. Sir Andrew further indicated that if $13.75 per Share was not accepted prior to July 16, 2012, GSK would move forward with the then current offer price of $13.00. Later that day, Mr. Watkins contacted Sir Andrew to inform him that a transaction at a price of $13.75 per Share was insufficient and that any revised proposal should be meaningfully higher than $13.00 per Share. Sir Andrew and Mr. Watkins agreed that they would remain in contact over the weekend.

On July 14, 2012, Mr. Watkins contacted Sir Andrew to reiterate that $13.75 was insufficient and to indicate that he could support a proposal at $15.50, although any final determination would be subject to HGS Board approval. Later that afternoon, Sir Andrew contacted Mr. Watkins to reject the $15.50 price and to reconfirm his earlier proposal to increase GSK’s offer price to $13.75.

During the afternoon of July 15, 2012, Mr. Watkins and Sir Andrew and representatives of HGS’s and GSK’s respective financial advisors engaged in further discussions and negotiations with respect to a price at which both parties might be able to reach an agreement. During the course of these discussions, Mr. Watkins proposed to Sir Andrew an offer price of $14.30 per Share, which was followed by a counterproposal from Sir Andrew of an offer price of $14.25 per Share subject to HGS entering into an agreement with GSK prior to the opening of trading on July 16, 2012. Mr. Watkins agreed to communicate GSK’s revised proposal to the HGS Board. Representatives of DLA Piper LLP (US), counsel to HGS, then sent a draft merger agreement and certain related documents to GSK’s legal counsel.

During the evening of July 15, 2012, GSK and its legal advisors held numerous discussions with HGS and its legal advisors to negotiate and finalize the terms of the proposed merger agreement. In addition, HGS and the Purchaser entered into a confidentiality agreement and HGS provided GSK with access to due diligence materials. The confidentiality agreement expressly provided that it would not preclude GSK and the Purchaser from pursuing or consummating the $13.00 per Share Offer, amending such Offer or soliciting consents from HGS stockholders.

At approximately 9:00 a.m. on July 16, 2012, HGS, the Purchaser and GSK executed the merger agreement and issued a joint press release with respect to the execution of the merger agreement and announcing that GSK had amended the Offer to increase the Offer price to $14.25 and extended the Expiration Date to 12:00 midnight, New York City time, on July 27, 2012.

4.	The Merger Agreement.

The following is a summary of certain provisions of the merger agreement. This summary is qualified in its entirety by reference to the full text of the merger agreement, a copy of which is filed as an exhibit to the Tender Offer Statement on Schedule TO that we filed with the SEC on July 16, 2012 and which is incorporated herein by reference. Capitalized terms used, but not defined, herein shall have the respective meanings given to them in the merger agreement. This summary of terms has been included in this Supplement to provide you with information regarding the terms of the merger agreement and is not intended to modify or supplement any factual disclosures about HGS or GSK in public reports filed with the SEC. In particular, the merger agreement and this summary of terms are not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to HGS or GSK. The summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. We urge you to carefully read the merger agreement in its entirety.

The Offer. The merger agreement requires the Purchaser to amend the Offer to increase the offer price to $14.25 per Share, net to the seller in cash, to provide that the conditions to the Offer will be as set forth in Section 14 — “Conditions of the Offer” (the “Offer Conditions”), and not others, to provide that the Offer shall expire at 12:00 midnight, New York City time, on the 10th business day after the Purchaser amends the Offer (such time or such subsequent time to which the expiration of the Offer is extended in accordance with the merger agreement, the “Expiration Date”) and to otherwise reflect the execution, terms and conditions of the merger agreement. As set forth on the cover of this Supplement, on July 16, 2012, GSK announced that, in accordance with the merger agreement, it had so amended the Offer and that the Expiration Date will be extended to 12:00 midnight, New York City time, on July 27, 2012 unless the Offer is further extended.

The Purchaser expressly reserves the right to waive any of the Offer Conditions or modify the terms of the Offer; provided that, without the prior written consent of HGS, the Purchaser may not (i) reduce the number of Shares subject to the Offer, (ii) reduce the offer price, (iii) change, modify or waive the minimum tender condition; provided that, GSK may, at any time and without the consent of HGS, amend the minimum tender condition such that the determination of the number of outstanding Shares on a fully diluted basis shall exclude all options and convertible securities with an exercise price or conversion price greater than the offer price, (iv) add to the Offer Conditions or modify or change any Offer Condition in a manner adverse to any holders of Shares, (v) except as otherwise provided in the merger agreement, extend or otherwise change the Expiration Date, (vi) change the form of consideration payable in the Offer or (vii) otherwise amend, modify or supplement any of the terms of the Offer in a manner adverse to any holders of Shares in their capacity as such.

Subject to the terms and conditions of the Offer and the merger agreement, the Purchaser has agreed to accept and pay for all Shares validly tendered, and not properly withdrawn, that it becomes obligated to purchase pursuant to the Offer as soon as practicable after the Expiration Date.

If requested in writing by HGS prior to the Expiration Date, the Purchaser has agreed to (A) if any of the conditions with respect to the absence of a legal restraint that would impede the ability of the Purchaser to consummate the Offer has not been satisfied or waived, and provided that it is reasonably expected that such condition or conditions shall be satisfied prior to September 30, 2012 (the “Termination Date”), extend the Offer on one or more occasions, in consecutive increments of up to ten business days (or such longer period as the parties may agree) each, until such time as such conditions are satisfied (but not beyond the Termination Date) and (B) if any of the minimum tender condition or the conditions with respect to the absence of a breach by HGS of the representations and warranties and covenants of HGS under the merger agreement have not been satisfied or waived on the Expiration Date, but all the other Offer Conditions shall be satisfied on such Expiration Date, extend the Offer on one or more occasions, in consecutive increments of up to five business days (or such longer period as the parties may agree) each, for an aggregate period of time of not more than twenty business days; provided, however, that (i) the Purchaser shall not be required to extend the Offer beyond the Termination Date or at any time GSK or the Purchaser is permitted to terminate the merger agreement and (ii) if the minimum tender condition is not satisfied, but all other Offer Conditions are satisfied or waived, the Purchaser shall only be obligated to extend the Offer for one additional period not to exceed and not less than ten business days.

The Purchaser may, in its sole discretion, extend the Offer (A) on one or more occasions, in consecutive increments of up to ten business days (or such longer period as the parties may agree) each, if on the Expiration Date of the Offer any of the Offer Conditions shall not have been satisfied or waived, and (B) extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer.

The Purchaser may commence a subsequent offering period (as provided in Rule 14d-11 under the Exchange Act) following its acceptance for payment of Shares tendered in the initial offering period.

Directors. The merger agreement provides that, subject to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder and subject to compliance with applicable law, promptly upon the acceptance for payment of any Shares pursuant to and in accordance with the terms of the Offer and from time to time thereafter, and subject to the terms of the merger agreement, GSK is entitled to designate up to such number of directors, rounded up to the nearest whole number, on the HGS Board as will give GSK representation on the HGS Board equal to the product of the total number of directors on the HGS Board (giving effect to the directors so elected or appointed by GSK) and the percentage that the number of Shares beneficially owned by GSK and its subsidiaries (including Shares accepted for payment pursuant to the Offer) bears to the total number of Shares then outstanding; provided, however, that in the event that GSK’s designees are appointed or elected to the HGS Board, until the Effective Time, GSK shall use its reasonable best efforts to cause the HGS Board to have at least three members of the HGS Board who were members of the HGS Board on the date of the merger agreement (each such director, a “Continuing Director”). HGS will promptly take all action requested by GSK necessary or desirable to effect any such election or appointment, including to increase the size of the HGS Board, fill vacancies or newly created directorships on the HGS Board or obtain the resignation of such number of directors as is necessary to enable GSK’s designees to be elected to the HGS Board and to cause GSK’s designees to be so elected. HGS will also, subject to the terms of the merger agreement, cause the directors elected or designated by GSK to serve on and constitute the number of members of each committee of the HGS Board, rounded up to the next whole number, that represents the same percentage as such individuals represent on the HGS Board, other than any committee of the HGS Board established to take action under the merger agreement.

In addition, the merger agreement provides that following the election of GSK’s designees and prior to the Effective Time, the affirmative vote of a majority of the Continuing Directors then in office (or if there are only one or two Continuing Directors then in office, all of such Continuing Directors then in office) is required to authorize HGS to consent (a) to amend or terminate the merger agreement, (b) to waive any of the HGS’s rights or remedies under the merger agreement, (c) to extend the time for the performance of any of the obligations or other acts of GSK or the Purchaser, (d) to amend the HGS certificate of incorporation or bylaws, (e) to authorize any agreement between HGS and any of its affiliates, on the one hand, and GSK, the Purchaser or any of their affiliates on the other hand, or (f) to make any other consent or take any other action by HGS with respect to the Offer, the Merger or any of the other transactions contemplated by the merger agreement; provided, that any such authorization will (A) not be effective unless there is in office at least one Continuing Director and (B) constitute the authorization of the HGS Board, and no other action on the part of HGS, including any action by any committee thereof or any other director of HGS, will, unless otherwise required by law, be required or permitted. If the number of directors who are Continuing Directors is reduced to below three prior to the Effective Time, the remaining Continuing Directors will be entitled to designate an individual to fill such vacancy who is not a current or former officer, director, employee or consultant of GSK or any of its subsidiaries and who shall be deemed a Continuing Director for all purposes of this Agreement, and HGS will cause such designee to be appointed to the HGS Board. If, notwithstanding compliance with the foregoing provisions, the number of Continuing Directors is reduced to zero, then the other directors on the HGS Board will designate and appoint to the HGS Board three individuals who are not affiliated with GSK who will be deemed Continuing Directors.

Top-Up Option. HGS has granted the Purchaser an irrevocable option (the “Top-Up Option”) to purchase up to that number of newly issued Shares (the “Top-Up Shares”) equal to the number of Shares that, when added to the number of Shares owned by GSK and the Purchaser immediately following consummation of the Offer, constitutes one Share more than 90% of the Shares then outstanding (after giving effect to the issuance of the Top-Up Shares); provided, however, that (i) the Top-Up Option will not be exercisable for a number of Shares in excess of the number of Shares authorized and unissued (treating shares held in the treasury of HGS as unissued) and not reserved for issuance at the time of exercise of the Top-Up Option and (ii) the exercise of the Top-Up Option and the issuance and delivery of the Top-Up Shares will not be prohibited by any law or judgment. The obligation of HGS to issue and deliver the Top-Up Shares upon the exercise of the Top-Up Option is subject only to the conditions that (i) no legal restraint that has the effect of preventing the exercise of the Top-Up Option or the issuance and delivery of the Top-Up Shares in respect of such exercise is in effect and (ii) upon exercise of the Top-Up Option, the number of Shares owned by GSK and the Purchaser constitutes at least one share more than 90% of the Shares outstanding immediately after the issuance of the Top-Up Shares. At the closing of the purchase of the Top-Up Shares, the Purchaser is obligated to pay HGS the purchase price for the Top-Up Shares by (i) paying in cash an amount not less than the aggregate par value of the Top-Up Shares and (ii) issuing a promissory note to HGS. The promissory note will (i) be secured by Top-Up Shares, (ii) bear compounding interest at 3% per annum, with principal and interest due one year after the purchase of the Top-Up Shares, (iii) be prepayable in whole or in part without premium or penalty, (iv) be full recourse to the Purchaser, (v) provide that the unpaid principal amount and accrued interest under the promissory note will immediately become due and payable if the Purchaser fails to make any payment of interest on the promissory note and such failure continues for thirty days or the Purchaser files or has filed against it any petition under bankruptcy or insolvency laws or makes a general assignment for the benefit of creditors and (vi) have no other material terms. Any dilutive impact of the value of Shares as a result of the issuance of the Top-Up Shares will not be taken into account in any determination of the fair market value of any Shares for which the holder has properly exercised appraisal rights pursuant to Section 262 of the DGCL as contemplated by the merger agreement.

The Merger. The merger agreement provides that, after the completion of the Offer and subject to the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into HGS and HGS will be the surviving corporation. GSK and the Purchaser have agreed in the merger agreement that, if the approval of the merger agreement by HGS stockholders is required by applicable Law, HGS will as promptly as practicable following acceptance for payment of Shares, prepare and file with the SEC a preliminary proxy statement and, at any time after the later of (A) the expiration of the time period contemplated under the Exchange Act and (B) the resolution of any comments on the proxy statement from the SEC, HGS will (i) establish a record date, (ii) duly call and give notice of the stockholders meeting and (iii) cause the definitive proxy statement to be mailed to HGS’s stockholders as promptly as reasonably practicable after such record date, for the purpose of obtaining the affirmative vote of the holders of a majority of the Shares entitled to vote on the Merger. HGS will duly convene and hold the stockholders meeting as promptly as reasonably practicable after the mailing of the proxy statement; provided, however, that in no event shall such meeting be held later than thirty-five calendar days following the date the proxy statement is mailed to HGS’s stockholders. The HGS Board has agreed to recommend to holders of the Shares that they approve the merger agreement, and include such recommendation in the proxy statement. At the stockholders’ meeting, GSK and the Purchaser will cause all Shares then owned by them and their subsidiaries to be voted in favor of the Merger.

The merger agreement further provides that, notwithstanding the foregoing, if following the Offer and any subsequent offering period and the exercise, if any, of the Top-Up Option, GSK and its subsidiaries own at least 90% of the outstanding Shares, the parties will take all necessary and appropriate action, including with respect to the transfer to the Purchaser of any Shares held by GSK or any subsidiary of GSK, to cause the Merger to become effective as soon as practicable after the acceptance of payment for Shares without a stockholders meeting in accordance with the DGCL.

Certificate of Incorporation, Bylaws, Directors, and Officers. The merger agreement provides that at the Effective Time, the certificate of incorporation of HGS and the bylaws of HGS will be amended and restated so as to be identical to the certificate of incorporation of the Purchaser in effect immediately prior to the Effective Time, except that all references therein to the Purchaser will be automatically amended and will become references to the Surviving Corporation, until changed or amended as provided in such documents or by applicable law. The directors and officers of the Purchaser immediately prior to the Effective Time will be the directors of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.

Conversion of Shares. Subject to the terms of the merger agreement, each Share issued and outstanding immediately prior to the Effective Time (other than any Shares for which the holder has properly exercised and perfected appraisal rights and any Shares held by GSK or its subsidiaries or HGS or its subsidiaries) will be converted into the right to receive from the surviving corporation, in cash and without interest, an amount equal to the offer price upon surrender of such Share pursuant to the merger agreement. At the Effective Time, such Shares will no longer be outstanding and will automatically be canceled and cease to exist, and each holder of Shares will cease to have any rights with respect thereto, except the right to receive the merger consideration in accordance with the terms of the merger agreement. At the Effective Time, GSK will deposit with the paying agent funds in amounts and at times necessary to pay the merger consideration. Upon surrender of a Share certificate for cancellation to the paying agent, together with a letter of transmittal, duly completed and validly executed (or, if Shares are held in uncertificated, book-entry form, receipt of an “agent’s message” by the paying agent), and such other documents as may reasonably be required by the paying agent, each holder of Shares will be entitled to receive the amount of merger consideration that such holder has the right to receive pursuant to the merger agreement. No interest will be paid or will accrue on the cash payable upon surrender of any Shares.

Treatment of Equity Awards. The merger agreement provides that HGS will take all necessary action as may be required to effect the following:

•

(A) as of the closing of the Offer, each HGS stock option that is outstanding but has not vested or become exercisable will become exercisable, and (B) as of the Effective Time or, provided there have been validly tendered and not validly withdrawn prior to the Expiration Date that number of Shares which, when added to the Shares already owned by GSK and its subsidiaries, represents more than 80% of the total number of outstanding Shares as of the Expiration Date, the closing of the Offer, each HGS stock option, whether vested or unvested, that is outstanding immediately prior to such time will be canceled, with the holder of such HGS stock option becoming entitled to receive, an amount net to the holder in cash, without interest, equal to (I) the excess of (1) the offer price over (2) the exercise price per share of each Share subject to such HGS stock option, multiplied by (II) the number of HGS Shares subject to such HGS stock option immediately prior to such time;

•

at the closing of the Offer, each HGS deferred stock unit that is outstanding immediately prior to the closing of the Offer will be canceled, with the holder of such HGS deferred stock unit becoming entitled to receive, an amount net to the holder in cash, without interest, equal to the offer price multiplied by the maximum number of Shares subject to such deferred stock unit immediately prior to the closing of the Offer;

•

at the closing of the Offer, each unvested HGS restricted share that is outstanding immediately prior to the closing of the Offer will become vested and free of any transfer restrictions and will be entitled to receive merger consideration in accordance with the terms of the merger agreement if outstanding as of the Effective Time;

•

at the closing of the Offer, each HGS restricted stock unit that is outstanding immediately prior to the closing of the Offer will become vested and payable in whole Shares (with any fractional HGS restricted stock units settled in cash) in accordance with its terms, provided that if there have been validly tendered and not validly withdrawn prior to the Expiration Date that number of Shares which, when added to the Shares already owned by GSK and its subsidiaries, represents more than 80% of the total number of outstanding Shares as of the Expiration Date, each HGS restricted stock unit that is outstanding immediately prior to the closing of the Offer will instead be canceled, with the holder of such HGS restricted stock unit becoming entitled to receive an amount net to the holder in cash, without interest, equal to the offer price multiplied by the maximum number of whole and fractional Shares subject to such HGS restricted stock unit immediately prior to the closing of the Offer; and

•

with respect to the HGS stock purchase plan, (A) participation will be limited to those employees who are participants on the date of the merger agreement; (B) no Option Period (as defined in the HGS stock purchase plan) or Purchase Period (within the meaning of the HGS stock purchase plan) will be commenced after the date of the merger agreement; (C) if, with respect to an Option Period or Purchase Period in effect on the date of the merger agreement, the closing date of the Offer occurs prior to the Purchase Date (as defined in the HGS stock purchase plan) for such Option Period or Purchase Period, upon the closing date of the Offer, each purchase right under the HGS stock purchase plan outstanding immediately prior to the closing date of the Offer will be used to purchase from HGS whole and fractional Shares (subject to the provisions of the HGS stock purchase plan regarding the maximum number and value of Shares purchasable per participant) at the applicable price determined under the terms of the HGS stock purchase plan for the then outstanding Option Period or Purchase Period using such date as the final Purchase Date for such Option Period or Purchase Period, and any remaining accumulated but unused payroll deductions will be distributed to the relevant participants without interest; and (D) the HGS stock purchase plan will terminate, effective upon the earlier of the Purchase Date for the Purchase Period in effect on the date of the merger agreement and the closing date of the Offer.

Convertible Notes. The merger agreement provides that HGS will cause to be filed with the trustee and to be mailed to each holder of convertible notes, a notice of the expected Effective Time in accordance with the terms of each of the indentures for the convertible notes as promptly as possible after the date of the merger agreement, and in any event within two business days. After the Effective Time and prior to the time specified in the applicable indenture, the surviving corporation is obligated to deliver to the trustee under the indentures and all holders of the convertible notes a notice of the Effective Time containing the information required by each of the indentures for the convertible notes. The surviving corporation is also obligated to take all such further actions as may be necessary to comply with all of the terms and conditions of each of the indentures for the convertible notes.

Representations and Warranties. In the merger agreement, HGS has made customary representations and warranties to GSK and the Purchaser with respect to, among other matters:

•	its due organization, good standing and qualification;

•	matters relating to its subsidiaries, certificate of incorporation and bylaws;

•	its capitalization;

•	its authority to enter into, and the enforceability of, the merger agreement;

•	the absence of conflicts, required filings and consents;

•	compliance with law and permits;

•	regulatory matters;

•	its SEC filings and financial statements included therein;

•	its internal controls and disclosure controls and procedures;

•	absence of undisclosed liabilities;

•	absence of certain changes or events;

•	absence of litigation;

•	matters related to employee benefit plans;

•	information contained in the offer documents, Schedule 14D-9 and proxy statement;

•	intellectual property matters;

•	tax matters;

•	environmental matters;

•	exemption of the Offer and the Merger from and inapplicability of anti-takeover statutes and the Rights Agreement to the Offer and the Merger;

•	matters with respect to its material contracts;

•	insurance matters;

•	absence of undisclosed brokers fees and expenses;

•	absence of affiliate transactions; and

•	receipt of the HGS Board of a fairness opinion from each of its financial advisors.

Each of GSK and the Purchaser has also made customary representations and warranties to HGS in the merger agreement with respect to, among other matters:

•	due organization good standing and qualification;

•	authority to enter into, and the enforceability of, the merger agreement;

•	absence of conflicts, required filings and consents;

•	sufficient funds to consummate the Offer and the Merger;

•	absence of litigation;

•	information contained in the offer documents, Schedule 14D-9 and proxy statement; and

•	ownership of HGS capital stock.

Many of the representations and warranties in the merger agreement made by HGS are qualified by a “materiality” or “Material Adverse Effect” standard (that is, they will not be deemed to be untrue or incorrect unless their failure to be true or correct, individually or in the aggregate, would, as the case may be, be material or have a Material Adverse Effect on HGS and its subsidiaries, taken as a whole).

Under the merger agreement, “Material Adverse Effect” is generally defined as any state of facts, condition, change, development or event (each, an “Event”) with respect to HGS that, individually or in the aggregate, (i) results in or is reasonably likely to result in a material adverse effect on the business, assets, liabilities, properties, financial condition or results of operations of HGS and its subsidiaries, taken as a whole, or (ii) prevents, materially impedes or materially delays the consummation of the Offer to a date following the Termination Date or prevents, materially impedes or delays the Merger; provided, however, that none of the following will be deemed, either alone or in combination, to constitute, and none of the following will be taken into account in determining whether there has been or will be, a Material Adverse Effect pursuant to clause (i) above: (A) any Events generally affecting the industry in which HGS primarily operates or the economy, or financial or capital markets, in the United States or elsewhere in the world; (B) any Events arising from or otherwise relating to any act of terrorism, war, national or international calamity or any other similar event; (C) any failure, in and of itself, by HGS to meet any internal or published projections, forecasts or revenue or earnings predictions (whether such projections, forecasts or predictions were made by HGS or independent third parties) for any period ending on or after the date of the merger agreement (but not the underlying cause thereof); (D) any Events resulting from or arising out of any change in GAAP or changes in applicable law or the interpretation thereof by governmental entities, in each case after the date of the merger agreement; (E) any Events (including, assuming HGS’s compliance with the conduct of business covenant contained in the merger agreement, any loss of employees or any loss of, or any disruption in, supplier, customer, licensor, licensee, partner or similar relationships) attributable to the announcement or pendency of the Offer, the Merger or any of the other transactions contemplated by the merger agreement; (F) any Events resulting from changes in the market price or trading volume of the Shares (but not the underlying cause thereof); (G) the determination by, or delay of a determination by, the FDA or any other health authority, or any panel or advisory body empowered or appointed thereby, after the date of the merger agreement, with respect to the approval or non-approval of new products, new methods of delivery or new dosages for existing products, of HGS or its subsidiaries or any of HGS’s collaboration partners or competitors; or (H) the result of any clinical trial sponsored by HGS, any of HGS’s subsidiaries, or any of HGS’s collaboration partners or competitors, excluding from this proviso, in the case of clauses (A), (B) and (D), any Event which disproportionately affects, individually or together with other Events, in a material way, HGS and its subsidiaries when compared to other Persons operating in the industry in which HGS operates.

The representations and warranties contained in the merger agreement have been made by each party to the merger agreement solely for the benefit of the other parties, and such representations and warranties should not be relied on by any other person. In addition, such representations and warranties:

•

have been qualified by certain HGS SEC filings and information set forth in a confidential disclosure schedule exchanged by the parties in connection with signing the merger agreement — the information contained in these SEC filings and this disclosure schedule modifies, qualifies and creates exceptions to the representations and warranties in the merger agreement;

•	will not survive consummation of the Merger;

•	may be intended not as statements of fact, but rather as a way of allocating the risk to one of the parties to the merger agreement if those statements turn out to be inaccurate; and

•	were made only as of the date of the merger agreement or such other date as is specified in the merger agreement.

Covenants.

Conduct of Business. The merger agreement provides that, between the date of the merger agreement and the Effective Time, except with the prior written consent of GSK or as specifically contemplated by the merger agreement or set forth in the relevant section of the disclosure schedule, HGS will, and will cause each of its subsidiaries to, conduct its respective businesses in the ordinary course and consistent with past practice, and comply with all applicable laws and use its reasonable best efforts to keep available the services of its present officers and other employees and to preserve its assets and its relationships with customers, suppliers, distributors and others having business dealings with it and maintain its franchises, rights and permits in all material respects.

The merger agreement also provides that, except as may be required by applicable law or as contemplated by the merger agreement or the relevant section of the disclosure schedule, neither HGS nor any of its subsidiaries will, between the date of the merger agreement and the Effective Time, do, or propose to do, certain specified actions without the prior written consent of GSK, including, among other things, to:

•	declare or pay any dividends;

•	split, combine or reclassify or issue any other securities in lieu of its capital stock or other equity or voting interests;

•	acquire any shares of capital stock or any other securities of HGS or its subsidiaries (other than pursuant to the terms of existing HGS options and similar instruments);

•	issue or encumber any shares of its capital stock or other securities (other than pursuant to the terms of existing HGS options and similar instruments);

•	amend its organizational documents or the organizational documents of its subsidiaries;

•	acquire or agree to acquire any other person or entity;

•	subject to any lien or otherwise dispose of or abandon any of its properties or assets (other than in the ordinary course of business and permitted liens);

•

repurchase, prepay, incur or modify any indebtedness or make any loans, advances or investments in any other person (other than certain intercompany activities and certain other ordinary course activities);

•	incur any capital expenditures (other than in the ordinary course of business);

•	discharge or settle any claims, liabilities or obligations (other than in the ordinary course of business or as required by the terms of existing agreements);

•	waive or transfer any right of material value;

•	disclose any confidential information (other than in the ordinary course of business pursuant to a confidentiality agreement);

•	materially modify or amend any material contract;

•	fail to exercise or pursue any material rights, or terminate or enter into any contract that would be a material contract;

•	adopt or enter into any new, or terminate any existing, HGS benefit plan or HGS benefit arrangement;

•	increase or provide for new compensation or benefits to officers, directors or employees;

•	form any subsidiary;

•	adopt or enter into a collective bargaining agreement or labor union contract applicable to employees of HGS or its subsidiaries;

•	enter into any agreement reasonably expected to impede the Offer, the Merger or any of the transactions contemplated by the merger agreement;

•	adopt a plan of liquidation or reorganization;

•	take any action that would reasonably be likely to result in any of the conditions to the consummation of the Offer or the Merger not being satisfied;

•	enter into certain affiliate transactions;

•	fail to keep in force insurance coverage for the assets, operations and activities of HGS;

•	compromise or settle any material litigation or other proceeding or any other litigation or proceeding related to the Offer, the merger agreement or the transactions contemplated thereby; or

•	authorize or agree to do any of the foregoing.

No Solicitation. Subject to the following paragraphs under this “No Solicitation” heading, HGS has agreed that it will not, will not permit its controlled affiliates to, and will not authorize or permit any of its or its controlled affiliates representatives to (i) solicit, initiate, propose or knowingly encourage, or take any other action to knowingly facilitate any takeover proposal or any inquiries or offers or the making of any proposal or any other efforts or attempt that could reasonably be expected to lead to a takeover proposal or (ii) enter into, continue or otherwise knowingly participate in any communications or negotiations regarding, or furnish to any person any information with respect to, or otherwise knowingly cooperate in any way with any person with respect to, any takeover proposal or any inquiries or offers or the making of any proposal or any other efforts or attempt that could reasonably be expected to lead to a takeover proposal.

In addition, HGS has agreed that it will, and will cause its subsidiaries and direct its representatives to, cease and cause to be terminated all existing communications and negotiations with any person conducted with respect to any takeover proposal and will request the return or destruction of all confidential information previously furnished in connection therewith.

However, if at any time prior to the closing of the Offer, HGS, in response to a bona fide written takeover proposal received after the date of the merger agreement that the HGS Board determines in good faith (after consultation with its outside legal counsel and financial advisor) (x) constitutes or would reasonably be expected to lead to a superior proposal and (y) that failure to respond to such takeover proposal would be inconsistent with its fiduciary duties to the HGS stockholders under applicable law, and which takeover proposal was not solicited after the date of the merger agreement and did not otherwise result from a breach of the no solicitation covenant contained in the merger agreement, may, and may permit and authorize its affiliates and its and its affiliates’ representatives to, in each case subject to compliance with the provisions of the merger agreement, (A) furnish information with respect to HGS and its subsidiaries to the person making such takeover proposal (and its representatives) pursuant to a confidentiality agreement which contains terms with respect to the maintenance of confidentiality of HGS information that are no less favorable to HGS than those contained in the confidentiality agreement entered into by HGS and the Purchaser and (B) participate in discussions or negotiations with the person making such takeover proposal (and its representatives) regarding such takeover proposal; provided, that HGS concurrently provides or makes available to GSK any information concerning HGS or its subsidiaries provided to such third party which was not previously provided to GSK.

A “takeover proposal” is defined to mean any proposal, inquiry or offer from any third party with respect to, in a single transaction or series of transactions, any (i) merger, consolidation, share exchange, other business combination or similar transaction involving HGS, (ii) sale, lease, contribution or other disposition, of any business or asset or assets of HGS or any of its subsidiaries representing 15% or more of the consolidated net income, revenues or assets of HGS and its subsidiaries, taken as a whole, (iii) issuance, sale or other disposition, directly or indirectly, to any person of securities or any interest in such securities representing 15% or more of the outstanding Shares or of the voting power of the HGS capital stock, (iv) transaction in which any person will acquire beneficial ownership, or the right to acquire beneficial ownership, or formation of any group which beneficially owns or has the right to acquire beneficial ownership, of 15% or more of the outstanding Shares or of the voting power of HGS’s capital stock or (v) combination of the foregoing.

A “superior proposal” is defined to mean any bona fide written offer, which was not solicited after the date of the merger agreement and did not result from a breach of the no solicitation covenant contained in the merger agreement, made by any third party that, if consummated, would result in such party acquiring more than 50% of the outstanding Shares or of the voting power of HGS’s capital stock or all or substantially all the assets of HGS and its subsidiaries, taken as a whole, and which offer the HGS Board reasonably determines in good faith (after consultation with its outside legal counsel and financial advisor) (i) provides a higher value from a financial point of view to the HGS stockholders than the consideration payable in the Offer and the Merger (taking into account all of the terms and conditions of such proposal and the merger agreement (including any changes to the terms of the Offer or the merger agreement proposed by GSK in response to such offer or otherwise)) and (ii) is reasonably likely to be completed in a timely fashion, taking into account the conditionality and likelihood of consummation and all financial, legal, regulatory and other aspects of such proposal.

Board Recommendation; Superior Proposal Termination. The HGS Board unanimously determined to recommend that the HGS stockholders accept the Offer, tender their Shares to the Purchaser pursuant to the Offer and, if required by applicable Delaware law, adopt the merger agreement. The HGS Board has also agreed to include the board recommendation in the Schedule 14D-9 and the proxy statement.

The HGS Board also agreed that it would not (i) withhold, withdraw, change, qualify or modify in a manner adverse to GSK or the Purchaser, or propose publicly to withhold, withdraw, change, qualify or modify in a manner adverse to GSK or the Purchaser, the board recommendation, or approve or recommend, or propose publicly to approve or recommend any takeover proposal, or resolve or agree to take any such action, (ii) fail to include the board recommendation in the offer documents, or (iii) approve or recommend, or propose publicly to approve, recommend or permit HGS or any of its affiliates to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement constituting or related to, or which is intended to or is reasonably likely to lead to, any takeover proposal.

The foregoing restrictions notwithstanding, but subject to the obligation of HGS to give GSK prior notice in accordance with the terms of the merger agreement, at any time prior to the closing of the Offer, the HGS Board may, after determining in good faith (after consultation with its outside legal counsel and financial advisor) that the failure to take such action likely would be inconsistent with its fiduciary duties to the HGS stockholders under applicable law, (x) effect an recommendation change or (y) cause HGS to terminate the merger agreement in order to, concurrently with or promptly after such termination, enter into a definitive agreement providing for the superior proposal, provided, concurrently with any such termination, HGS pays to GSK the termination fee; provided, however, that the HGS Board may not effect a recommendation change or terminate the merger agreement to enter into a superior proposal unless it has complied with all its obligations pursuant to the no solicitation covenant contained in the merger agreement.

Before making a recommendation change, the HGS Board must give GSK four business days’ (that are also business days in the United Kingdom) prior written notice that it is prepared to (A) effect an recommendation change or (B) terminate the merger agreement to enter into a superior proposal. If applicable, the notice must contain a description of the material terms and conditions of such superior proposal, together with any information required to be concurrently delivered to GSK pursuant to the no solicitation covenant contained in the merger agreement.

In addition, the merger agreement obligates HGS to, as promptly as practicable and in any event within 24 hours after the receipt, advise GSK of (i) any takeover proposal or any request for information or inquiry that expressly contemplates or could reasonably be expected to lead to a takeover proposal and (ii) the material terms and conditions of such takeover proposal, request or inquiry and copies of any written inquiries, correspondence, draft documentation, and written summaries of any material oral inquiries, discussions or negotiations. HGS has also agreed to (i) keep GSK reasonably informed of the status of any such takeover proposal, request or inquiry on a reasonably current basis (and in any event at GSK’s request and otherwise no later than 24 hours after the occurrence of any material change, development, discussions or negotiations) and (ii) provide to GSK, as soon as practicable and in any event within 24 hours after receipt or delivery, copies of all draft agreements (and any other written material to the extent such material contains any financial terms, conditions or other material terms relating to any takeover proposal), and written inquiries or correspondence sent by or provided to HGS (or its representatives) in connection with any such takeover proposal. HGS has agreed not to, and to cause its subsidiaries not to, enter into any contract with any person subsequent to the date of the merger agreement, and HGS has represented that neither it nor any of its subsidiaries is party to any contract, in each case that prohibits HGS from providing such information to GSK.

The merger agreement does not prohibit HGS from (i) taking and disclosing to its stockholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act and (ii) making any disclosure to its stockholders if, in the good faith judgment of the HGS Board (after consultation with outside legal counsel), failure so to disclose likely would be inconsistent with its fiduciary duties under applicable law or advisable to comply with obligations under the federal securities laws. However, the taking of any such position or making of any such disclosure (other than a “stop, look and listen” letter or similar communication contemplated by Rule 14d-9(f) under the Exchange Act) will be subject to and may only be taken in compliance with the no solicitation covenant contained in the merger agreement.

Employee Matters. The merger agreement provides that, until December 31, 2012, GSK will, or it will cause its subsidiaries to provide to persons employed by HGS or any of its subsidiaries immediately prior to the closing of the Offer and who remain in the employment of HGS and its subsidiaries on or after the closing of the Offer compensation and benefits under HGS benefit plans and the HGS benefit agreements comparable in the aggregate to those provided immediately prior to the closing of the Offer. Thereafter, and until December 31, 2013, GSK will or will cause its subsidiaries to, provide such employees with, at GSK’s option, either (i) benefits that are in the aggregate comparable to those provided under the HGS benefit plans immediately before the closing of the Offer or (ii) such benefits as GSK or its subsidiaries may provide similarly situated employees under its own benefit plans.

The merger agreement provides that service of each continuing employee with HGS or any of its subsidiaries prior to the closing of the Offer will be treated as service with GSK and its subsidiaries for purposes of certain GSK benefit plans, for purposes of eligibility and vesting and solely for vacation and service plans, for purposes of benefit accrual, but not if credit would result in a duplication of benefits.

The merger agreement provides that following the closing of the Offer, for purposes of each GSK benefit plan in which any continuing employee or his or her dependents is eligible to participate after the closing of the Offer, GSK will: (i) waive pre-existing conditions, exclusions, requirements or waiting period, to the extent satisfied or waived under the comparable HGS benefit plan or HGS benefit arrangement as of the closing of the Offer and (ii) provide full credit for any co-payments, deductibles or similar payments made or incurred prior to the closing of the Offer for the plan year in which the closing of the Offer occurs.

Director and Officer Indemnification and Insurance. For a period of six years from the Effective Time, the certificate of incorporation and bylaws of the surviving corporation will contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation from liability for acts of omissions occurring at or prior to the Effective Time in favor of the current or former directors or officers of HGS and its subsidiaries than are set forth in the certificate of incorporation and bylaws of HGS and its subsidiaries. The merger agreement restricts the surviving corporation from amending, repealing or otherwise modifying such provisions for a period of six years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors, officers, employees, fiduciaries or agents of HGS or any of its subsidiaries, unless such modifications are required by applicable law. The merger agreement provides that the indemnification agreements of HGS in favor of its directors and officers will be assumed by the Surviving Corporation, and will survive the Merger and continue in full force and effect and not be modified for six years from the Effective Time in any manner that would affect adversely the rights of individuals who were directors, officers, employees or agents of HGS and its subsidiaries at or prior to the Effective Time, unless such modification is required by law.

Under the merger agreement, GSK is obligated to, or to cause the surviving corporation to, maintain in effect from the closing of the Offer through the sixth anniversary of the Effective Time, if available, the current directors’ and officers’ liability insurance policies maintained by HGS for acts or omissions occurring at or prior to the Effective Time with respect to those persons who are currently covered by HGS’s directors’ and officers’

liability insurance policy on terms with respect to such coverage, and amounts, no less favorable to such individuals than those of such policy in effect on the date of the merger agreement (provided, that the surviving corporation may (i) substitute therefor policies of any reputable insurers or (ii) satisfy its obligations by causing HGS to obtain, on or prior to the Closing Date, prepaid (or “tail”) directors’ and officers’ liability insurance the material terms of which, including coverage and amount, are no less favorable to the directors’ and officers’ than the coverage otherwise required under the applicable provisions of the merger agreement); provided, however, that in no event will GSK or the surviving corporation be required to pay annual premiums for such insurance in excess of 300% of the annual premiums currently paid by HGS for such insurance; provided, further, that if the annual premium exceeds such amount, GSK or the surviving corporation will be required to obtain a policy with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding such amount. The merger agreement provides that in the event that any claim, action, suit, proceeding or investigation is made against any party who has been or becomes, prior to the Effective Time, a director, officer, employee or agent of HGS on or prior to the sixth anniversary of the Effective Time, the indemnity and insurance coverage will continue in effect until the final disposition of such claim, action, suit, proceeding or investigation.

Reasonable Best Efforts; Notices. Under the merger agreement, HGS acknowledges that GSK has previously made certain filings under the HSR Act with respect to the Offer and that the waiting period under the HSR Act with respect to the Offer expired on May 31, 2012. The merger agreement provides that each of the parties will use its commercially reasonable efforts to prepare and make promptly any other required submissions under the HSR Act with respect to the Offer, the Merger and the other transactions contemplated by the merger agreement. The merger agreement also provides that each of the parties will as promptly as practicable make any filings required under foreign competition laws.

The merger agreement obligates each of the parties to use its reasonable best efforts to take, or cause to be taken, all actions necessary, proper or advisable under applicable laws to consummate and make effective the Offer, the Merger and the other transactions contemplated by the merger agreement, including using its reasonable best efforts to (i) satisfy the conditions precedent to the consummation of the Offer and the Merger, (ii) obtain all necessary actions or nonactions, waivers, consents, approvals, clearances, orders and authorizations from, and the giving of any necessary notices to, governmental entities and other persons, (iii) take all reasonable steps to provide any supplemental information requested by a governmental entity, (iv) execute and deliver any additional instruments necessary to consummate and make effective the Offer, the Merger and the other transactions contemplated by the merger agreement and (v) not take any action that would be reasonably likely to materially delay or prevent the consummation of the Merger.

If any state takeover statute or similar statute or regulation is or becomes applicable to the merger agreement or any of the Offer, the Merger and the other transactions contemplated by the merger agreement, each of HGS and the HGS Board is obligated to use its reasonable best efforts to ensure that the Offer, the Merger and the other transactions contemplated by the merger agreement may be consummated as promptly as practicable on the terms contemplated and otherwise to minimize the effect of such statute or regulation.

The parties to the merger agreement have agreed to cooperate and assist one another in connection with any filings or submissions under any applicable competition law. In connection with any such filing under competition law, each party has agreed to keep the other apprised of the content and status of any communications with, and communications from, any government entity and will permit representatives of the other party to participate in any meetings and calls with such government entity.

Under the merger agreement, HGS has agreed to give GSK the opportunity to participate in the defense of any litigation against HGS and/or its directors relating to the Offer, the Merger or the other transactions contemplated by the merger agreement, and will obtain the consent of GSK prior to settling or satisfying any such claim, provided that HGS will control such defense and that GSK will not have the right to direct such defense, except to the extent that GSK or the Purchaser is named as a defendant in such litigation, in which case GSK and the Purchaser will control and direct the defense of GSK and the Purchaser.

Except as prohibited by applicable Law, HGS will promptly notify GSK of (i) any written notice or other written communication alleging that the consent of a party is required in connection with the Offer, the Merger or any of the other transactions contemplated by the merger agreement; (ii) its discovery of any fact or circumstance that, or the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, cause any of the conditions to the Offer to be not satisfied at the Expiration Date; and (iii) any suits, actions or proceedings commenced or threatened that relate to the consummation of the merger agreement, the Offer, the Merger or any of the other transactions contemplated by the merger agreement of which HGS has knowledge.

Each of the parties to the merger agreement has agreed to provide the other parties with prompt notice of (i) any representation or warranty made by it in the merger agreement becoming untrue or (ii) the failure of it to perform any obligation, covenant or agreement to be performed by such party under the merger agreement, in each case in any way that would reasonably be expected to prevent, materially impede or materially delay the consummation of the Offer, the Merger or the other transactions contemplated by the merger agreement.

Other Covenants. GSK and HGS have made certain other covenants to and agreements with each other regarding various other matters, including: (i) GSK’s access to HGS’s information and GSK’s agreement to keep the information provided to it confidential and (ii) an obligation to consult with each other prior to issuing a press release or making any public statement, except to the extent required by applicable law or judicial process.

Conditions Precedent to the Merger. Pursuant to the merger agreement, the obligations of each party to effect the Merger are subject to the satisfaction or, to the extent permitted by applicable law, waiver, on or prior to the closing date, of the following conditions:

•

if required by applicable law, the merger agreement and the transactions contemplated thereby will have been adopted and approved by the affirmative vote of the holders of a majority of the outstanding Shares entitled to vote thereon;

•

no temporary restraining order, preliminary or permanent injunction or other judgment issued by any court of competent jurisdiction or other legal restraint or prohibition that has the effect of preventing the consummation of the Merger is in effect; and

•	we have previously accepted for payment, or caused to be accepted for payment, all Shares validly tendered and not withdrawn pursuant to the Offer prior to the Expiration Date.

Termination. The merger agreement may be terminated:

•	by mutual written consent of each of GSK, the Purchaser and HGS;

•	by either GSK or HGS if:

¡

the closing of the Offer has not occurred prior to September 30, 2012; provided, however, that this right to terminate will not be available to any party whose action or failure to act has been the principal cause of, or primarily resulted in, such failure of the closing of the Offer to occur prior to such date and such action or failure to act was not otherwise expressly permitted under the merger agreement;

¡

any legal restraint preventing the consummation of the Offer or the Merger is in effect and has become final and nonappealable; provided, however, that this right to terminate will not be available to any party which is then in breach of its obligations to use its reasonable best efforts to cause the consummation of the Offer and the Merger and such breach has been a principal cause of such legal restraint being or remaining in effect; or

¡

any legal restraint delaying the consummation of the Offer beyond September 30, 2012 is in effect and has become final and nonappealable; provided, however, that this right to terminate will not be available to any party which is then in breach of its obligations to use its reasonable best efforts to cause the consummation of the Offer and the Merger and such breach has been a principal cause of such legal restraint being or remaining in effect;

•	by GSK prior to the closing of the Offer, if the HGS Board has effected a recommendation change;

•

by GSK, prior to the closing of the Offer, if HGS has breached in any material respect any of its representations or warranties or failed to perform in any material respect any of its obligations, covenants or agreements contained in the merger agreement, and such breach or failure to perform (i) would give rise to the failure of certain conditions to the Purchaser’s obligation to consummate the Offer and (ii) is incapable of being cured by HGS by September 30, 2012 or, if capable of being cured by such date, HGS does not commence to cure such breach or failure within ten business days after its receipt of notice of such breach from GSK and use its reasonable best efforts to pursue such cure;

•

by HGS, prior to the closing of the Offer, if GSK or the Purchaser has breached in any material respect any of its representations or warranties contained in the merger agreement or GSK or the Purchaser shall have failed to perform in any material respect all obligations, covenants or agreements required to be performed by them under the merger agreement at or prior to the closing of the Offer, in each case, which breach or failure to perform (i) is incapable of being cured by GSK or the Purchaser by September 30, 2012 or, if capable of being cured by GSK by such date, GSK and the Purchaser do not commence to cure such breach or failure within ten business days after their receipt of notice of such breach from HGS and use their reasonable best efforts to pursue such cure thereafter and (ii) in any way would reasonably be expected to prevent, materially impede or materially delay the consummation by GSK or the Purchaser of the Offer, the Merger or the other transactions contemplated by the merger agreement;

•

by HGS, prior to the closing of the Offer, if the Offer has expired in accordance with its terms and has not been extended by the Purchaser, and the Purchaser has not accepted for payment within three business days following such expiration all Shares validly tendered and not validly withdrawn; and

•	by HGS to enter into a superior proposal in accordance with certain terms and subject to certain conditions of the merger agreement.

Termination Fee. HGS has agreed to pay GSK a termination fee of $115,000,000 in the event that:

•	the merger agreement is terminated by GSK due to the HGS Board effecting a recommendation change;

•	the merger agreement is terminated by HGS to enter into a superior proposal;

•

(i) prior to the termination of the merger agreement, any takeover proposal (substituting 50% for the 15% thresholds set forth in the definition of takeover proposal) is publicly proposed or publicly disclosed and not irrevocably and publicly withdrawn, (ii) the merger agreement is terminated by (x) GSK due to a HGS breach or (y) by GSK or HGS due to the closing of the Offer not having occurred prior to September 30, 2012 as a result of the failure of the minimum tender condition to be satisfied at the expiration of the Offer, and (iii) within twelve months after termination of the merger agreement, (x) HGS enters into any acquisition agreement or other definitive agreement or contract providing for any takeover proposal or (y) a transaction in respect of any takeover proposal shall have been consummated.

Offer Conditions. Under the merger agreement, the Purchaser is not required to, and GSK is not required to cause the Purchaser to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, pay for any tendered Shares if:

•

there have not been validly tendered (excluding Shares subject to notices of guaranteed delivery for which the Shares have not been delivered to the Purchaser) and not validly withdrawn prior to the Expiration Date that number of Shares which, when added to the Shares already owned by GSK and its subsidiaries, represents at least a majority of the total number of outstanding Shares on a fully diluted basis, excluding Shares issuable under the Rights Agreement or subject to the Top-Up Option as of the Expiration Date (the “minimum tender condition”);

•	any of the following events exist on the Expiration Date or immediately prior to the closing of the Offer:

¡

there is any law or judgment enacted, enforced, amended, issued, in effect or deemed applicable to the Offer, by any governmental entity the effect of which is to directly or indirectly make illegal or otherwise prohibit or materially delay consummation of the Offer or the Merger or GSK or the Purchaser’s full rights of ownership and voting of the Shares or the Purchaser’s ownership or operation of HGS;

¡	there exists or has been instituted or pending any claim, suit, action or proceeding by any governmental entity seeking any of the consequences referred to in the immediately preceding bullet;

¡

there has occurred following the execution of the merger agreement any state of facts, condition, change, development or event which, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect;

¡

any representation or warranty of HGS as to the capitalization of HGS is not true and correct in all but de minimis respects as of the date of the merger agreement and at all times prior to the consummation of the Offer as if made at and as of such time, except to the extent such representations and warranties relate to an earlier time (in which case on and as of such earlier time);

¡

any representation or warranty of HGS as to the application of anti-takeover statutes and the Rights Agreement is not true and correct in all respects as of the date of the merger agreement and at all times prior to the consummation of the Offer as if made at and as of such time;

¡

any of the representations and warranties of HGS as to (i) the organization and good standing of HGS and its subsidiaries, and the power and authority of HGS and its subsidiaries to conduct their respective businesses, (ii) the due authorization, execution and delivery, and enforceability of the merger agreement, (iii) the HGS Board recommendation and (iv) between December 31, 2011 and the date of the merger agreement, the absence of a Material Adverse Effect, in each case, that (A) are qualified as to materiality or Material Adverse Effect are not true and correct in all respects and (B) are not so qualified are not true and correct in any material respect, in each case as of the date of the merger agreement and at all times prior to the consummation of the Offer as if made at and as of such time, except to the extent such representations and warranties relate to an earlier time (in which case on and as of such earlier time);

¡

any representations and warranties of HGS set forth in the merger agreement (other than those listed in the three immediately preceding bullets) are not true and correct as of the date of the merger agreement and at all times prior to the consummation of the Offer as if made at and as of such time, except to the extent such representations and warranties relate to an earlier time (in which case on and as of such earlier time), except to the extent that the facts or matters as to which such representations and warranties are not so true and correct (without giving effect to any qualifications and limitations as to “materiality” or “Material Adverse Effect” set forth in the merger agreement), individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect; or

¡	HGS has failed to perform in any material respect any obligation, agreement or covenant required to be performed by it under the merger agreement and such failure to perform has not been cured;

¡

GSK and the Purchaser have not received a certificate executed by HGS’s Chief Executive Officer and Chief Financial Officer confirming on behalf of HGS that the conditions set forth as to the absence of a Material Adverse Effect and the lack of a HGS breach of its representations, warranties and covenants above are duly satisfied immediately prior to the closing of the Offer;

¡	HGS has entered into a definitive agreement or agreement in principle with any person with respect to a takeover proposal;

¡	the HGS Board has changed its recommendation; or

•	HGS and GSK have reached an agreement that the Offer or the merger agreement be terminated, or the merger agreement has been terminated in accordance with its terms.

The foregoing conditions are in addition to, and not a limitation of, the rights of GSK and the Purchaser to extend, terminate and/or modify the Offer pursuant to the terms of the merger agreement. The foregoing conditions are for the sole benefit of GSK and the Purchaser and may be asserted regardless of the circumstances giving rise to any such conditions and may be waived as permitted by the merger agreement in whole or in part at any time and from time to time (except for the minimum tender condition), in each case subject to the terms of the merger agreement and the applicable rules and regulations of the SEC.

Specific Performance; Enforcement. The parties to the merger agreement are each entitled to an injunction or injunctions to prevent breaches of the merger agreement and to enforce specifically the terms and provisions of the merger agreement in the Delaware Court of Chancery or in the event that jurisdiction in such court is unavailable, in the federal court of the United States sitting in the State of Delaware. Specific performance is in addition to any other remedy to which the parties are entitled to at law or in equity.

H. ACQUISITION CORP.

July 19, 2012

The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

If delivering by mail:	If delivering by courier:

Computershare C/O Voluntary Corporate Actions P.O. Box 43011 Providence, RI 02940-3011	Computershare C/O Voluntary Corporate Actions 250 Royall Street, Suite V Canton, MA 02021

Questions or requests for assistance may be directed to the Information Agent and the Dealer Managers at their telephone numbers, addresses and/or email addresses set forth below. Additional copies of the Offer to Purchase, this Supplement, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained from the Information Agent. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street

New York, New York 10005

Banks and Brokerage Firms, Please Call:

(212) 269-5550

All Others Call Toll Free:

(800) 848-2998

Email:

HGStender@DFKing.com

The Dealer Managers for the Offer are:

Lazard Frères & Co. LLC	Morgan Stanley & Co. LLC

30 Rockefeller Plaza New York, NY 10020 (212) 632-1338	1585 Broadway New York, NY 10036 (888) 840-4015